J. Barrie Shineton
President & Chief Executive Officer

July 28, 2006

Dear Norbord Shareholder,

Norbord had another solid quarter with annualized return on equity of 27%. During the quarter, we repurchased approximately 1.6 million shares under our normal course issuer bid and announced a third CAD $1.00 special dividend. These actions demonstrate our confidence in Norbord's cost position and ability to generate attractive cash flow throughout the OSB cycle. Further, they maintain our efficient capital structure, enhancing return on equity levels.

US housing starts have slowed from last year's record levels and North American OSB prices have softened as a result. Home builders are reporting declining sales due to affordability concerns and the withdrawal of speculators and investors from the US housing market. New capacity will keep OSB buyers cautious, and we expect prices to remain below second quarter levels for the rest of the year.

European market conditions and prices are improving, particularly in Germany where construction activity and investment is growing for the first time in a decade. We continue to close smaller, obsolete capacity and consolidate production on our newer and more efficient lines. This streamlining and the investments in biomass heat energy projects will continue to improve the margin contribution of our European business.

The completion of the Cordele, Georgia expansion project is on track for a fourth quarter startup. This should further improve our cost position which we believe is already one of the best in the industry.

Norbord's priorities for the rest of 2006 remain clear. We will continue to focus on delivering an excellent start up of the Cordele expansion, achieving production volume improvements across all of our mills, and realizing further margin improvement savings to lower our manufacturing costs.

Finally, you'll be interested to know that Norbord was recognized for generating the highest 2005 return on capital employed (ROCE) amongst the top 100 global forest, paper and packaging companies. The annual survey conducted by PricewaterhouseCoopers confirmed that our 2005 ROCE was five times the global industry average.

We appreciate your continued support. I look forward to updating you on our third quarter progress in October.

NEWS RELEASE

Norbord Reports Second Quarter Earnings of $33 million

Note: Financial references in US dollars unless otherwise indicated

HIGHLIGHTS
  Second quarter earnings of $33 million or $0.23/share
  Generated second quarter annualized return on equity of 27%
  Year-to-date North American OSB production up 2% over prior year
  Realized $27 million year-to-date of Margin Improvement Program savings
  Announced third special dividend of CAD $1.00/share

TORONTO, ON (July 28, 2006) - Norbord Inc. (TSX:NBD) today reported earnings for the second quarter of 2006 of $33 million or $0.23 per share. Earnings are down compared to the prior quarter and same quarter last year as North American OSB prices came off record highs. Annualized return on equity was a solid 27%.

"We believe Norbord's high quality, low cost assets position the company to generate attractive cash flow throughout the OSB cycle," said Barrie Shineton, Norbord President and CEO. "The recently announced special dividend demonstrates our confidence in the company's cost position and future cash flows."

"Second quarter benchmark OSB prices softened in response to a decline in housing starts from last year's record levels. We expect OSB prices to average below second quarter levels through the rest of the year," said Mr. Shineton.

Performance

Benchmark North Central OSB prices averaged $238 during the quarter versus $285 in the prior quarter. The US housing market, while down, remains strong by historical standards with a consensus forecast of 1.92 million housing starts this year.

European market conditions continue to firm, with OSB prices up 4% over the prior quarter.

North American OSB production decreased by 2% relative to the prior quarter due to scheduled maintenance downtime in the second quarter. Year-to-date, North American OSB production is up 2% over the prior year. With fewer planned shuts in the third quarter, we expect OSB volume increases will be back on pace. European operating rates have improved by 4% year-to-date, reflecting production efficiency gains.

Net debt to total capitalization was 18% on a market value basis, unchanged from the prior quarter, and reflecting the strength and flexibility of our balance sheet. Total working capital was $63 million, down significantly from the prior quarter due to the accrual of the $128 million special dividend payable July 14, 2006. Capital spending totaled $42 million in the quarter, including $30 million for the Cordele expansion project.

Norbord Inc.	Telephone Number:
Suite 600	(416) 365-0705
1 Toronto Street	Fax (416) 365-3292
Toronto, Ontario	www.norbord.com
M5C 2W4

Developments

The $135 million second OSB line at Cordele, Georgia is on target for start-up in the fourth quarter of 2006. When completed, this investment will increase Norbord's North American OSB production capacity by 15% and further strengthen its low cost position.

The £2 million biomass heat energy system in Cowie, Scotland is on track for start-up in the third quarter of 2006. The €8 million biomass heat energy system in Genk, Belgium is expected to be operational in the fourth quarter of 2007. Once complete, these two projects will reduce global natural gas consumption by more than 20%.

The Board approved a $7 million project to convert a gas-fired dryer at our Nacogdoches, Texas mill to biomass. This investment completes our plans to reduce natural gas consumption and upgrade all our OSB heat energy systems to wood fuel.

During the second quarter, the planned decommissioning of an obsolete MDF line at Cowie was implemented, and the decision to close the older of two particleboard lines at South Molton, England was made, resulting in a $2 million charge to second quarter earnings. These actions are part of our overall strategy to consolidate capacity on our newest and most efficient lines. We expect these actions to improve the margin contribution from our European business.

During the second quarter, Norbord repurchased approximately 1.6 million common shares at a cost of $18 million under a normal course issuer bid and declared a CAD $1.00 per share special dividend.

Quarterly Dividend

The Board of Directors declared a quarterly dividend of CAD $0.10 per common share, payable on September 21, 2006 to shareholders of record on September 1, 2006. Norbord's Canadian common shareholders may participate in the Company's Dividend Reinvestment Plan.

Norbord Profile

Norbord Inc. is an international producer of wood-based panels with assets of $1.3 billion. We employ approximately 2,700 people at 16 plant locations in the United States, Europe and Canada. We are one of the world's largest producers of oriented strand board (OSB). In addition to OSB, we manufacture particleboard, medium density fiberboard (MDF), hardwood plywood, I-joists and related value-added products. Norbord is a publicly-traded company listed on the Toronto Stock Exchange under the symbol NBD.

Conference Call

Norbord will hold an audio conference call for investors on Friday, July 28, 2006 at 9:00 am (EDT). The call will be broadcast live over the Internet via www.norbord.com and www.newswire.ca. A replay will be available approximately one hour following the call until August 25, 2006 by dialing 1-888-203-1112. The pass code is 7634308. Audio playback will also be available on the Norbord web site.

-end-

Contact:

Robin Lampard
Vice President, Treasurer
(416) 643-8843
robin.lampard@norbord.com

This news release and attached Shareholders Letter contain forward-looking statements, as defined in applicable legislation. The words "believe", "expect", "on target", "on track", "will" and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; risks inherent with product concentration; effects of competition and product pricing pressures; risks inherent with customer dependence; effects of variations in the price and availability of manufacturing inputs; risks inherent with a capital intensive industry; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities and the US Securities and Exchange Commission.

Norbord does not undertake to update any forward-looking statements, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the "Caution Regarding Forward-Looking Information" statement in the March 1, 2006 Annual Information Form and the caution contained in the "Forward-Looking Statements" section of the 2005 Management's Discussion and Analysis dated January 31, 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS

July 26, 2006

The Management's Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord's performance during the period. Norbord's significant accounting policies and other financial disclosures are contained in the audited annual financial statements and accompanying notes. All financial references in the MD&A are stated in US dollars unless otherwise noted.

Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the caution contained in the Forward-Looking Statements section in this MD&A.

EBITDA, EBITDA margin, operating working capital, total working capital, capital employed, ROCE, ROE, net debt, net debt to capitalization, book basis, net debt to capitalization, market basis and book value per share are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. Where appropriate, a quantitative reconciliation of the non-GAAP measure to the nearest comparable GAAP measure is also provided.

Additional information on Norbord, including the annual information form and the 2005 annual report, containing the MD&A and audited annual financial statements is available on SEDAR at www.sedar.com.

Overview

Norbord is an international producer of wood-based panels with 16 plant locations in the United States, Europe and Canada. It is one of the world's largest producers of OSB with annual capacity of 4.4 billion square feet (3/8-inch basis). The core of Norbord's OSB business is located in the US South. The Company is a significant producer of wood-based panels in Europe. The geographical breakdown of property, plant and equipment is approximately 67% US, 27% Europe and 6% Canada.

Norbord's business strategy is focused entirely on the wood panels sector - in particular OSB - in North America and Europe.

Norbord's financial goal is to achieve top quartile return on equity (ROE) and cash return on capital employed (ROCE) among North American forest products companies. Norbord met this target in 2005 and management believes this target will be met again in 2006.

Maintaining investment grade debt ratings is integral to Norbord's financing strategy. This provides for long-term access to public and private capital markets on attractive terms. Ratings on Norbord debt have been consistently investment grade since 1992. At the end of the quarter, Norbord was well positioned with a net debt to capitalization of 18% on a market basis and 42% on a book basis. The Company's strong balance sheet provides the flexibility to respond to strategic growth opportunities.

Norbord manages its business to provide for a sustainable dividend to be paid quarterly to common shareholders throughout the business cycle. At July 1, 2006, the Board of Directors had declared 63 consecutive quarterly common dividends of CAD $0.10 per share. In addition to the quarterly dividend, in the second quarter of 2006 Norbord declared a special dividend of CAD$1.00 per share, the third such special dividend in as many years. The special dividends were declared to preserve an efficient capital structure through the peak of the OSB price cycle.

Operating Results

	2nd Qtr	1st Qtr	2nd Qtr	6 mos	6 mos
(US$ millions, unless otherwise noted)	2006	2006	2005	2006	2005
Return on equity (ROE)	27%	43%	45%	38%	58%
Earnings per share - diluted.	$0.23	$0.40	$0.39	$0.63	$0.94

Net sales	$334	$368	$369	$702	$773
EBITDA	79	111	128	190	285
EBITDA margin	24%	30%	35%	27%	37%
Depreciation	25	22	22	47	44
Capital investments	42	35	30	77	44

OSB shipments (MMsf 3/8")	1,048	1,082	1,040	2,130	2,053
Average OSB price - North Central ($/Msf 7/16")	238	285	297	261	330
Average OSB price - Europe (€/m3) (1)	204	197	208	200	211

(1) Commencing the first quarter 2006, "Average OSB price - Europe" represents the Company's estimate of average realized pricing in continental Europe. Prior period figures have been restated accordingly.

Fluctuations in the North American OSB market is the most significant driver of changes in Norbord's results. North American OSB prices returned to more normalized levels from the highs seen in the past few years. Benchmark North American OSB prices averaged $238 per Msf (7/16 - inch basis) in the quarter, in line with the ten year average. Norbord expects North American OSB prices to average below second quarter levels through the rest of the year.

While below comparable periods, results remain excellent. Year-to-date, return on equity (ROE) was 38% on an annualized basis and for the second quarter ROE was 27%. ROE is a measure for shareholders to determine how effectively their money is being employed. Capital initiatives, including CAD$1.00 special dividends declared in each of the past three years and the share repurchase program, have maintained an efficient capital structure contributing to the continued high ROE levels. Pre-tax return on capital employed (ROCE) averaged 41% year-to-date and 33% in the quarter. ROCE is a key measurement of financial performance, focusing on cash generation and the efficient use of capital.

EBITDA of $190 million was generated in the six-month period, versus $285 million in the prior year. For the quarter, EBITDA of $79 million was generated, versus $111 million in the previous quarter and $128 million in the second quarter of 2005. The primary driver of the change in EBITDA over the prior period is the change in benchmark North American OSB pricing, which has returned to more normalized levels. EBITDA changes are summarized in the variance table below. EBITDA margins remained solid at 27% year-to-date compared to 37% for the prior year. In the second quarter, EBITDA margins were 24%, compared to 30% for the previous quarter and 35% in the first quarter of 2005.

	2nd Qtr 2006	2nd Qtr 2006	6 mos 2006
EBITDA Variance	vs.	vs.	vs.
(US$ millions)	1st Qtr 2006	2nd Qtr 2005	6 mos 2005
EBITDA - current period	$79	$79	$190
EBITDA - comparative period	111	128	285
Variance	$(32)	$(49)	$(95)

Mill nets (1)	$(33)	$(46)	$(96)
Volume (2)	(2)	5	15
Key input prices (3)	4	(5)	(16)
Other (4)	(1)	(3)	2
	$(32)	$(49)	$(95)

(1) The mill net variance represents the change in realized pricing across all products. Mill net is calculated as net sales divided by shipment volume.
(2) The volume variance represents the impact of shipment volume changes across all products.
(3) Key inputs include fibre, resin and energy.
(4) Other category covers all remaining variances including, but not limited to; supplies and maintenance, key input usages, labour and benefits, and the impact of foreign exchange.

North American OSB markets remained healthy by historical standards with benchmark North Central OSB prices for the second quarter averaging $238 per Msf (7/16 - inch basis), slightly above the 10 year average, albeit well below the highs seen in the past few years. For the quarter, the benchmark average was 20% below both the first quarter of 2006 and the second quarter of 2005.

The fundamentals supporting North American OSB demand continue to be strong. The impact of favorable demographics and solid job growth in the US has been dampened by housing affordability concerns which Norbord believes has led to a softening of housing starts from the 30-year high reached in 2005. US housing starts remain strong by historical standards and are on pace to exceed 1.9 million units for 2006. North American OSB supply has increased marginally as new mills in Florida and British Columbia ramp up.

Overall, Norbord's OSB mills continue to achieve production gains. Year-to-date, OSB production is up 2% over the previous year, despite the fact that significant maintenance downtime was taken in the current period. In the second quarter, five mills took a combined 29 days downtime to complete maintenance. In addition, a fire at the Joanna, South Carolina mill resulted in 18 days of downtime. Overall, Norbord's OSB mills took approximately 47 days of downtime year-to-date. No maintenance downtime was taken in the first quarter of 2006 and 2005. The downtime resulted in the curtailment of approximately 2% of production year-to-date. While the fire at Joanna impacted production volume, it did not have a significant impact on earnings as the loss was insured.

Norbord's North American per unit OSB production costs, net of employee profit share, were up 2% over the first quarter of 2006 due to a combination of higher maintenance costs and lower production volume both resulting from the maintenance downtime in the second quarter. As compared to the second quarter of 2005, North American per unit OSB production costs are up 3% as a result of higher maintenance costs and increased input costs.

In Europe, market conditions continue to show signs of improvement. European OSB prices have increased 4% over the first quarter as demand improved, particularly in Germany. Particleboard and MDF markets remain firm with pricing in line with the prior quarter.

The strengthening market conditions in Europe continue to be offset by increasing costs, particularly in energy and resin. While the cost pressure due to energy has abated somewhat from the prior quarter due to seasonality, the underlying pressures remain. A number of initiatives are underway to address these cost pressures, including the installation of a biomass energy system at the Cowie, Scotland MDF mill. This £2 million project will become operational in the third quarter of 2006. An investment of €8 million for a heat energy system for the Genk, Belgium OSB line has been approved and is expected to be operational in the fourth quarter of 2007. When complete, these two initiatives are expected to reduce global natural gas consumption by more than 20%.

In the second quarter, the older MDF line at Cowie was decommissioned primarily as a result of these higher input costs. Norbord's total European MDF output will decline by about 20% in the short-term but is expected to return to about 90% of pre-closure production by the end of 2007 as a result of further operational improvements at the remaining line. There was no material cost associated with this initiative. Norbord plans to decommission the older and less efficient particleboard line at South Molton, England in the second half of 2006. Norbord's total European particleboard production will decline by approximately 10%. A $2 million charge to earnings was taken in the second quarter as a result of the particleboard decommissioning. Norbord expects that these initiatives will result in higher overall margin contribution from the European particleboard and MDF businesses.

Contribution from the Margin Improvement Program (MIP) of $27 million year-to-date, measured relative to 2005 at constant prices and exchange rates, limited the impact of manufacturing cost increases on EBITDA. Norbord is on track to deliver its MIP target of $35 million for the full year 2006.

Net sales in the quarter were $334 million, compared to $368 million and $369 million in the first quarter of 2006 and second quarter of 2005 respectively. Year-to-date, net sales are $702 million compared to $773 million in 2005. The change in net sales is principally due to changes in North American OSB prices.

Interest expense of $8 million is in line with prior quarters. This amount excludes $2 million of interest capitalized relating to the Cordele mill expansion project. Depreciation expense of $25 million is higher than prior quarters due to the impact of foreign exchange on the translation of European results and as capital investment projects become operational.

Liquidity and Capital Resources
	2nd Qtr	1st Qtr	2nd Qtr	6 mos	6 mos
(US$ millions, except per share information, unless otherwise noted)	2006	2006	2005	2006	2005

Cash provided by operating activities	$ 70	$ 30	$ 98	$ 100	$ 138
Cash provided by operating activities per share	0.49	0.21	0.67	0.70	0.93
Operating working capital	(63)	73	67	(63)	67
Total working capital	63	204	155	63	155
Capital investments	42	35	30	77	44
Net debt to capitalization, market basis	18%	18%	20%	18%	20%
Net debt to capitalization, book basis	42%	36%	43%	42%	43%

Cash provided by operating activities in the quarter was $70 million or $0.49 per share compared to $30 million in the first quarter and $98 million in the second quarter of 2005. The decrease from the second quarter of 2005 is principally attributable to higher earnings in the comparable period. The increase from the first quarter of 2006 is attributable to the seasonal decrease in operating working capital. Year-to-date cash provided by operating activities was $100 million, down from $138 million in the prior year principally due to lower earnings.

Operating working capital, consisting of accounts receivable and inventory less accounts payable and accrued liabilities was negative $63 million at July 1, 2006, as compared to $19 million at December 31, 2005. The July 1 balance includes accrued liabilities of $128 million for the CAD $1.00 special dividend which was paid July 14, subsequent to period end. The Company aims to minimize the amount of capital held as operating working capital. Excluding the special dividend payable, operating working capital was $65 million which is higher than December 31, 2005 due to seasonal factors and compares favourably to the $67 million balance at the end of the second quarter of 2005. Total working capital at July 1, 2006 was $63 million including $126 million in cash and cash equivalents.

In addition to cash on hand and cash generated from operations, the Company has $200 million of committed unsecured revolving bank lines available to support short-term liquidity requirements of which $3 million were utilized for letters of credit at July 1, 2006. These bank lines were recently renewed and mature in May 2010.

Cash dividends of $12 million were paid in the quarter compared to $127 million in the second quarter of 2005 as a CAD $1.00 special dividend was paid in the prior period. The CAD $1.00 special dividend declared in the second quarter of 2006 was paid July 14, subsequent to period end.

Norbord's net debt stood at $314 million at period end, representing 18% of capitalization on a market basis and 42% of capitalization on a book basis. The Company's strong balance sheet provides the flexibility to respond to strategic growth opportunities.

Purchase of Common Shares

Between November 2, 2005 and November 1, 2006, the Company may purchase on the open market up to 9.0 million common shares under a share repurchase program. During the second quarter of 2006, 1.6 million shares were purchased and cancelled at a cost of $18 million. Year-to-date, 2.7 million shares were purchased and cancelled at a cost of $29 million. Under the current program, up to an additional 6.3 million common shares may be purchased and cancelled. In the first six months of 2005, 3.8 million shares were purchased and cancelled at a cost of $37 million under the previous program.

Outstanding Shares

At July 26, 2006, there were 143.0 million common shares outstanding. In addition, 1.9 million stock options were outstanding, of which approximately one-third were fully vested.

Capital Investments

Construction continues on a second OSB line at Cordele, Georgia that will create one of the largest and most efficient OSB manufacturing facilities in the world. The expansion will add 550 MMsf (3/8-inch basis) of production capacity at a cost of approximately $135 million. The project is scheduled to start production in the fourth quarter of 2006. Once complete, this initiative will increase Norbord's North American OSB production capacity by 15% and will further strengthen its position as one of the lowest cost OSB producers in the world.

In the second quarter of 2006, capital investments were $42 million (six-month period - $77 million). Second quarter capital investments include $30 million (six-month period - $56 million) for the Cordele mill expansion project. Norbord's 2006 capital investments are expected to be $60 million plus the remaining $97 million of the $135 million Cordele mill expansion project. Approximately 85% of the capital investments in 2006 will be for productivity improvements and strategic initiatives. In addition, interest of approximately $6 million (six-month period - $3 million) is expected to be capitalized relating to the Cordele project. The 2006 capital investments will be funded by cash on hand and cash generated by operations.

Guarantee of Certain Fraser Papers Obligations

On June 30, 2004, the Company completed the distribution of its paper and timberlands business (Fraser Papers) to its common shareholders. Norbord continues to guarantee certain obligations of Fraser Papers under operating lease commitments and commodity hedging contracts. The maximum potential amount of future payments that Norbord could be required to make under these obligations is estimated to be $8 million (December 31, 2005 - $13 million). The estimate excludes the amount of potential future payments related to guarantees of derivative contracts that cannot be quantified due to their nature. No amounts have been recorded in the consolidated balance sheet with respect to these guarantees.

In 2005, Norbord extended the requirement for Fraser Papers to cash collateralize the remaining guarantees for an additional year in exchange for a fee based on the total guarantees outstanding. Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any guarantees which remain outstanding on December 27, 2006. As security for these ongoing financial commitments to Fraser Papers, Norbord has the right, at any time, to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' manufacturing facilities. The Company's share of the estimated proceeds from liquidation of this security would be sufficient to cover the maximum potential amount of future payments under the guarantees. In addition, Fraser Papers has indemnified Norbord against any future obligations arising from released or previously unidentified guarantees. To date, the fees for providing these guarantees is less than $1 million.

Class Action Lawsuit

Norbord and seven other North American OSB producers have been named as defendants in several lawsuits filed in the United States District Court for the Eastern District of Pennsylvania. The lawsuits allege that these eight North American OSB producers violated United States and various state antitrust and other laws by allegedly agreeing to fix prices and reduce the supply of OSB from June 1, 2002 through the present.

The named plaintiffs seek to have the cases certified as class actions. One group of plaintiffs seeks to certify a class of persons and entities that purchased OSB in the United States directly from any of the named North American OSB producers between June 1, 2002 and the present. Other plaintiffs seek to certify one or more classes of persons and entities that purchased OSB in various states and the District of Columbia indirectly between June 1, 2002 and the present.

Norbord believes that the lawsuits are entirely without merit and intends to defend them vigorously.

Selected Quarterly Information

	2006		2005				2004

	2nd	1st	4th	3rd	2nd	1st	4th	3rd
(US$ millions, except per share information, unless otherwise noted)	Qtr	Qtr	Qtr	Qtr	Qtr	Qtr	Qtr	Qtr

Key Performance Metrics
Return on equity (ROE)	27%	43%	41%	38%	45%	62%	30%	40%
Cash provided by operating activities	70	30	121	55	98	40	107	133
Cash provided by operating activities per share	0.49	0.21	0.83	0.38	0.67	0.26	0.71	0.88

Net Sales and Earnings
Net Sales	334	368	351	338	369	404	335	364
EBITDA	79	111	110	100	128	157	89	156
Earnings	33	58	52	45	67	84	41	77

Per Common Share
Earnings
Basic	0.23	0.40	0.36	0.31	0.39	0.56	0.26	0.51
Diluted	0.23	0.40	0.36	0.31	0.39	0.55	0.26	0.50

Key Statistics
OSB shipments (MMsf 3/8")	1,048	1,082	1,021	1,062	1,040	1,013	998	947
Average OSB price - North Central ($/Msf 7/16")	238	285	317	303	297	364	264	353
Average OSB price - Europe (€/m3) (1)	204	197	182	190	208	214	223	234

(1) Commencing the first quarter 2006, "Average OSB price - Europe" represents the Company's estimate of average realized pricing in continental Europe. Prior period figures have been restated accordingly.

The price of OSB is the primary factor affecting the comparability of results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the price of OSB in North America. The Company estimates the annualized impact of a $10 per Msf (7/16-inch basis) change in the North American OSB price on EBITDA is approximately $30 million or approximately $0.14 per share. Regional pricing variations, particularly in the US South, make the North Central benchmark price a useful albeit imperfect proxy for overall North American OSB pricing. Further, the pricing lag effect of maintaining an order file, premiums obtained on value added products, and volume and trade discounts cause realized prices to differ from the benchmark.

Norbord has a relatively low exposure to the Canadian dollar due to a comparatively small manufacturing base in Canada, comprising 6% of property, plant and equipment. The Company estimates the unfavourable impact of a US one cent increase in the Canadian dollar to negatively impact annual earnings by approximately $1 million or less than $0.01 per share.

Quarterly results are also impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as building activity and repair and renovation work, the principal end use for Norbord's products, is generally stronger in the spring and summer months. Adverse weather, typically in the first and fourth quarters, can also limit access to logging areas, which can affect the supply and price of fibre to Norbord's operations. Shipment volumes and commodity prices are affected by these factors as well as by global supply and demand conditions.

One-time items that had a significant impact on quarterly results include the $0.06 per share impact of foreign exchange on the redemption of preferred shares in the second quarter of 2005, and the $6 million charge ($0.04 per share) for call premiums on the redemption of debentures in the third quarter of 2004.

Definitions

The following non-GAAP measures have been used in this MD&A. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. Each non-GAAP measure is defined below. Where appropriate, a quantitative reconciliation of the non-GAAP measure to the nearest comparable GAAP measure is provided.

EBITDA is earnings before interest, income taxes, depreciation and amortization. Norbord views EBITDA as a measure of gross profit and interprets EBITDA trends as an indicator of relative operating performance. EBITDA is presented as a useful indicator of a company's ability to incur and service debt and meet capital expenditure requirements. The following table reconciles EBITDA to the nearest comparable GAAP measure:

	2nd Qtr	1st Qtr	2nd Qtr	6 mos	6 mos
(US dollar millions)	2006	2006	2005	2006	2005

Earnings	$33	$58	$67	$91	$151
Add: Interest expense	8	7	8	15	15
Less: Interest and other income	(2)	(1)	(2)	(3)	(3)
Add: Income tax	15	25	33	40	78
Add: Depreciation	25	22	22	47	44

EBITDA	$79	$111	$128	$190	$285

EBITDA margin (%) is EBITDA as a percentage of net sales.

Operating working capital is accounts receivable plus inventory less accounts payable.

Total working capital is operating working capital plus cash and cash equivalents.

Capital employed is the sum of property, plant and equipment, operating working capital and other assets. The following table reconciles capital employed to the nearest comparable GAAP measure:

	Jul 1	Apr 1	Dec 31
(US dollars millions)	2006	2006	2005

Property, plant and equipment	$968	$935	$921
Accounts receivable	169	148	145
Inventory	99	115	99
Accounts payable and accrued liabilities	(331)	(190)	(225)
Other assets	4	3	4
Unrealized balance sheet hedge gain (loss) (1)	(19)	(4)	-

Capital employed	$890	$1,007	$944
(1) Included in other liabilities

ROCE (return on capital employed) is EBITDA divided by capital employed. ROCE is a key measurement of financial performance, focusing on cash generation and the efficient use of capital.

ROE (return on equity) is earnings available to common shareholders (earnings less preferred share dividends) divided by common shareholders' equity. The ratio is expressed on an annualized basis. ROE is a measure for common shareholders to determine how effectively their money is being employed.

Net debt is long-term debt including the current portion and bank advances less cash and cash equivalents. Net debt is a useful indicator of a company's debt position. The following table reconciles net debt to the nearest comparable GAAP measure:

	Jul 1	Apr 1	Dec 31
(US dollars millions)	2006	2006	2005

Long-term debt	$440	$440	$440
Cash and cash equivalents	(126)	(131)	(155)

Net debt	$314	$309	$285

Net debt to capitalization, book basis is net debt divided by the sum of net debt and shareholders' equity. Net debt to capitalization, book basis is a measure of a company's relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet.

Net debt to capitalization, market basis is net debt divided by the sum of net debt and market capitalization. Market capitalization is the number of common shares outstanding at period end multiplied by the trailing twelve-month average per share market price. Market basis capitalization is intended to correct for the low historical book value of Norbord's asset base relative to its fair value. Net debt to capitalization, market basis is a key measure of a company's relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, the Company believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

Book value per share is common shareholders' equity divided by common shares outstanding.

Forward-Looking Statements

This document contains forward-looking statements, as defined in applicable legislation. The words "believes", "believe", "on pace", "expected", "expects", "will", "would", "plans", "on track", "may", "scheduled", "estimated", "estimates" and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing; (3) the outlook for operations; (4) expectations regarding mill capacity and production volumes; (5) objectives; (6) strategies to achieve those objectives; (7) sensitivity to changes in product prices, such as the price of OSB; (8) sensitivity to changes in foreign exchange rates; (9) margin improvement program targets; (10) expectations regarding contingent liabilities, lawsuits and guarantees; and (11) expectations regarding the amount, timing and benefits of capital investments.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; risks inherent with product concentration; effects of competition and product pricing pressures; risks inherent with customer dependence; effects of variations in the price and availability of manufacturing inputs; risks inherent with a capital intensive industry; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities and the US Securities and Exchange Commission.

Norbord does not undertake to update any forward-looking statements, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the "Caution Regarding Forward-Looking Information" statement in the March 1, 2006 Annual Information Form and the caution contained in the "Forward-Looking Statements" section of the 2005 Management's Discussion and Analysis dated January 31, 2006.

SHIPMENTS
	2nd Qtr	1st Qtr	2nd Qtr	6 mos	6 mos
	2006	2006	2005	2006	2005

OSB (MMsf-3/8")	1,048	1,082	1,040	2,130	2,053
Particleboard (MMsf-3/8") (1)	163	157	141	320	306
MDF (MMsf-3/8")	137	149	142	286	288
Plywood (MMsf-3/8")	20	22	21	42	41
I-joist (MM lineal feet)	12	11	11	23	24

(1) Excludes particleboard consumed internally (49 MMsf, 51 MMsf, 48 MMsf, 100 MMsf, 96 MMsf for each of the above periods, respectively).

NORBORD INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited)
	2nd Qtr	2nd Qtr	6 mos	6 mos
(US $ millions, except per share information)	2006	2005	2006	2005

Earnings
Net sales	$334	$369	$702	$773

Earnings before interest, income tax and depreciation	79	128	190	285

Interest and other income	2	2	3	3
Interest expense	(8)	(8)	(15)	(15)

Earnings before income tax and depreciation	73	122	178	273

Depreciation	(25)	(22)	(47)	(44)
Income tax (note 5)	(15)	(33)	(40)	(78)

Earnings	$33	$67	$91	$151

Earnings per common share (note 4)
- Basic	$0.23	$0.39	$0.63	$0.95
- Diluted	$0.23	$0.39	$0.63	$0.94

Retained Earnings
Balance, beginning of period	$447	$442	$412	$387
Earnings	33	67	91	151
Common share dividends	(140)	(129)	(153)	(141)
Repurchase of common shares (note 3)	(16)	(16)	(26)	(33)
Redemption of preferred shares (note 3)	-	(9)	-	(9)
Preferred share dividends	-	(1)	-	(1)

Balance, end of period	$324	$354	$324	$354

(See accompanying notes)

NORBORD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)
	2nd Qtr	2nd Qtr	6 mos	6 mos
(US $ millions)	2006	2005	2006	2005

CASH PROVIDED BY (USED FOR):

Operating Activities
Earnings	$33	$67	$91	$151
Items not affecting cash:
Depreciation	25	22	47	44
Future income taxes (note 5)	7	5	9	14
Other items	(2)	(2)	(4)	(4)
	63	92	143	205

Net change in non-cash working capital balances	7	6	(43)	(67)

	70	98	100	138

Investing Activities
Capital investments	(42)	(30)	(77)	(44)
Other (note 7)	(3)	14	1	8

	(45)	(16)	(76)	(36)

Financing Activities
Dividends	(12)	(127)	(25)	(139)
Repurchase of common shares (note 3)	(18)	(18)	(29)	(37)
Issue of common shares (note 3)	-	-	1	1
Redemption of preferred shares (note 3)	-	(47)	-	(47)
Repurchase of 7 ¼% debentures (note 2)	-	(7)	-	(7)

	(30)	(199)	(53)	(229)

Increase (decrease) in cash and cash equivalents	$(5)	$(117)	$(29)	$(127)

(See accompanying notes)

NORBORD INC.
CONSOLIDATED BALANCE SHEETS
(unaudited)
	Jul 1	Dec 31
(US $ millions)	2006	2005

ASSETS
Current assets:
Cash and cash equivalents	$126	$155
Accounts receivable	169	145
Inventory	99	99
Future income taxes	4	4
	398	403
Property, plant and equipment	968	921
Other assets	4	4

	$1,370	$1,328

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities (note 3)	$331	$225
Long-term debt	440	440
Other liabilities	49	31
Future income taxes	113	110
Shareholders' equity (note 3)	437	522
	$1,370	$1,328

(See accompanying notes)

NORBORD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
(In millions of US dollars, except per share information)

Note 1 - Basis of Presentation

The interim financial statements are unaudited and follow the accounting policies summarized in the notes to the annual consolidated financial statements.

The interim financial statements do not conform in all respects to the disclosure requirements of Canadian generally accepted accounting principles for annual financial statements and should, therefore, be read in conjunction with the annual consolidated financial statements of Norbord Inc. which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies and practices are presented as Note 1 to the annual consolidated financial statements.

Note 2 - Long-term Debt

During the second quarter of 2005, the Company repurchased and cancelled $7 of the 7 ¼% debentures due 2012 and unwound a corresponding amount of interest rate swaps. The premium paid on repurchase was offset by the recognition of gains on the interest rate swaps.

Note 3 - Shareholders' Equity

On June 16, 2006, the Company declared a special dividend of CAD $1.00 per common share, which was paid on July 14, 2006, subsequent to period end. At period end, accounts payable and accrued liabilities included $128 related to this dividend payable. On April 19, 2005, the Company declared a special dividend of CAD $1.00 per common share, which was paid on May 20, 2005.

During the quarter, the Company repurchased and cancelled 1.6 million common shares (six-month period - 2.7 million common shares) for $18 (six-month period - $29) under a normal course issuer bid.

On May 20, 2005, the Company redeemed all of the outstanding Class A Series 1 preferred shares at par value (CAD $60). On redemption, a foreign exchange loss of $9 was recorded as a charge to retained earnings.

During the second quarter of 2006, the exercise price on all outstanding options was decreased by CAD $1.00 to reflect the special dividend. Year-to-date, 0.3 million common shares (second quarter - 0.1 million) were issued as a result of options exercised under the stock option plan for proceeds of less than $1. In the first quarter of 2006, 0.4 million options were granted under the stock option plan. Year-to-date, cost of sales includes $1 related to stock based compensation expense.

During the quarter, the Company renewed its committed unsecured revolving bank lines totaling $200 and extended the term an additional year to May 2010. At quarter end, $3 of these lines were utilized for letters of credit, with the balance available to support short-term liquidity requirements.

NORBORD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
(In millions of US dollars, except per share information)

Note 4 - Earnings per Common Share

Earnings per common share are calculated as follows:

	2nd Qtr	2nd Qtr	6 mos	6 mos
	2006	2005	2006	2005

Earnings available to common shareholders:
Earnings	$33	$67	$91	$151
Less: Preferred share dividends	-	(1)	-	(1)
Less: Foreign exchange on preferred share redemption	-	(9)	-	(9)
	$33	$57	$91	$141

Common shares (millions):
Weighted average number of common shares outstanding	143.1	147.3	143.8	148.2
Stock options	0.6	0.9	0.6	1.0
Diluted number of common shares	143.7	148.2	144.4	149.2

Earnings per common share:
Basic	$0.23	$0.39	$0.63	$0.95
Diluted	$0.23	$0.39	$0.63	$0.94

Stock options issued under the Company's stock option plan were included in the calculation of diluted number of common shares to the extent the exercise price of those options was less than the average market price of the Company's common shares during the period.

Note 5 - Income Tax

Interim income tax is calculated based on expected annual effective tax rates.

	2nd Qtr	2nd Qtr	6 mos	6 mos
	2006	2005	2006	2005

Current income tax expense	$8	$28	$31	$64
Future income tax expense	7	5	9	14
Income tax expense	$15	$33	$40	$78

Note 6 - Related Party Transactions

During the quarter, the Company provided certain administrative services to a party related by virtue of being under common significant influence. In addition, the Company periodically engages the services of a party related by virtue of being under common significant influence. Year-to-date, the fees for these services are less than $1. During the quarter, the Company received a $3 payment from a party related by virtue of being under common significant influence as final consideration pursuant to a 1999 Asset Purchase Agreement. The payment was contingent on the completion of a recently completed expansion project.

NORBORD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
(In millions of US dollars, except per share information)

Note 7 - Commitments and Contingencies

Foreign Exchange Hedges

The Company has outstanding forward foreign exchange contracts of 7 (2005 - 11) and €64 (2005 - €61) and cross-currency swaps of 125 (2005 - 125), which are designated as hedges against its net investments in Europe. Year-to-date, the Company realized a loss of $7 (2005 - gain of $9) on its matured net investment hedges, and at period end, the Company had an unrealized loss of $19 (2005 - loss of $5) on its outstanding net investment hedges. These realized and unrealized losses are offset by realized and unrealized gains on the net investments being hedged.

In addition, at period end, the Company has outstanding forward foreign exchange contracts of CAD $132 (2005 - CAD $32), which are designated as a hedge against certain Canadian dollar-denominated monetary liabilities. Year-to-date, the Company realized a gain of $1 (2005 - nil) on its matured monetary liability hedges, and at period end, the Company had an unrealized gain of nil (2005 - nil) on these outstanding hedges. These realized and unrealized gains are offset by realized and unrealized losses on the monetary liabilities being hedged.

The Company has entered into various commitments for capital expenditures and services in connection with the Cordele mill expansion project. The Company has outstanding forward foreign exchange contracts of €5 (2005 - €14) which are designated as hedges against certain of these commitments. No gains or losses were realized year-to-date and at period end, the Company had an unrealized gain of nil on the outstanding hedges. These realized and unrealized losses are offset by realized and unrealized gains on the purchase commitments being hedged.

The Company has entered into forward foreign exchange contracts of CAD $21, which are designated as a hedge of future Canadian dollar-denominated net costs. At period end, the Company had an unrealized gain of nil (2005 - nil) on the outstanding hedges.

Guarantee of Certain Fraser Papers Obligations

On June 30, 2004, the Company completed the distribution of its paper and timberlands business (Fraser Papers) to its common shareholders. Norbord continues to guarantee certain obligations of Fraser Papers under operating lease commitments and commodity hedging contracts. The maximum potential amount of future payments that Norbord could be required to make under these obligations is estimated to be $8. This estimate excludes the amount of potential future payments related to guarantees of derivative contracts that cannot be quantified due to their nature. No amounts have been recorded in the consolidated balance sheet with respect to these guarantees.

In 2005, Norbord extended the requirement for Fraser Papers to cash collateralize the remaining guarantees for an additional year in exchange for a fee based on the total guarantees outstanding. Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any guarantees which remain outstanding on December 27, 2006. As security for these ongoing financial commitments to Fraser Papers, Norbord has the right, at any time, to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' manufacturing facilities. The Company's share of the estimated proceeds from liquidation of this security would be sufficient to cover the maximum potential amount of future payments under the guarantees. In addition, Fraser Papers has indemnified Norbord against any future obligations arising from released or previously unidentified guarantees.

Class Action Lawsuit

Norbord and seven other North American OSB producers have been named as defendants in several lawsuits filed in the United States District Court for the Eastern District of Pennsylvania. The lawsuits allege that these eight North American OSB producers violated United States and various state antitrust and other laws by allegedly agreeing to fix prices and reduce the supply of OSB from June 1, 2002 through the present.

NORBORD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
(In millions of US dollars, except per share information)

The named plaintiffs seek to have the cases certified as class actions. One group of plaintiffs seeks to certify a class of persons and entities that purchased OSB in the United States directly from any of the named North American OSB producers between June 1, 2002 and the present. Other plaintiffs seek to certify one or more classes of persons and entities that purchased OSB in various states and the District of Columbia indirectly between June 1, 2002 and the present.

Norbord believes that the lawsuits are entirely without merit and intends to defend them vigorously.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, J. Barrie Shineton, President and Chief Executive Officer certify that:

1. I have reviewed this quarterly report on Form 6K of Norbord Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under with such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of , and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared; and

b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the issuers internal control over financial reporting that accrued during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (and persons performing the equivalent function);

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

Date: July 27, 2006

/s/ J. Barrie Shineton
J. Barrie Shineton
President and Chief Executive Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John C. Tremayne, Executive Vice President and Chief Financial Officer certify that:

1. I have reviewed this quarterly report on Form 6K of Norbord Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under with such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of , and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared; and

b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the issuers internal control over financial reporting that accrued during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (and persons performing the equivalent function);

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

Date: July 27, 2006

/s/ John C. Tremayne
John C. Tremayne
Executive Vice-President
and Chief Financial Officer